EXHIBIT 97

PRO-DEX, INC.

Compensation Recovery Policy

Policy Overview

The purpose of this Compensation Recovery Policy (this “Policy”) of Pro-Dex, Inc. (the “Company”) is to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under United States federal securities laws (“Securities Laws”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Nasdaq Listing Rule 5608 (the “Clawback Listing Standards”).

This Policy is binding upon any person who is or was an “Executive Officer” (as such term is defined in Rule 10D-1 adopted under the Exchange Act and the Clawback Listing Standards) of the Company (each, a “Covered Executive”).

Administration

This Policy shall be administered by the Compensation Committee. Any determinations made by the Committee shall be final and binding on all affected individuals.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the Securities Laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Committee will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” shall mean any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

•	Annual bonuses and other short- and long-term cash incentives.
•	Stock options.
•	Stock appreciation rights.
•	Restricted stock.
•	Restricted stock units.
•	Performance shares.
•	Performance units.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee, without regard to any taxes paid by the Covered Executive in respect of the Incentive Compensation paid based on the erroneous data.

For recoverable Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a restatement, the amount must be based on a reasonable estimate by the Committee of the effect of the restatement on the stock price or total shareholder return, as applicable, upon which the recoverable Incentive Compensation was received, and the Company must maintain documentation of that reasonable estimate and provide such documentation to Nasdaq.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancelling outstanding vested or unvested equity awards; and

(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, any applicable rules or standards adopted by the SEC, and the Clawback Listing Standards.

Effective Date

This Policy shall be effective as of the date it is adopted by the Committee (the “Effective Date”) and shall apply to Incentive Compensation that is received by Covered Executives on or after October 2, 2023, even if such Incentive Compensation was approved, awarded, or granted to Covered Executives prior to October 2, 2023. For the purposes of this Policy, Incentive Compensation will be deemed to be received in the fiscal period during which the financial reporting measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant occurs after the end of that period.

Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with the Clawback Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Committee may terminate this Policy at any time.

Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Relationship to Other Plans and Agreements

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy; provided, however, that this Policy shall apply to any applicable Incentive Compensation regardless of whether the Covered Executive agrees to abide by the terms of this Policy . In the event of any inconsistency between the terms of the Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of the Policy shall govern.

Acknowledgment

At the request of the Committee, the Covered Executive shall sign an acknowledgment form in which they acknowledge that they have read and understand the terms of the Policy and are bound by the Policy.

Impracticability

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Clawback Listing Standards.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.